Exhibit 99.1

NOTICE OF ANNUAL MEETING

Friday, June 5, 2020	Virtual Participation	Emera Place	Record Date
2:00 p.m. Atlantic Time	https://web.lumiagm.	5151 Terminal Road	Close of business
	com/148086240	Halifax, Nova Scotia	April 24, 2020

Password: emera2020
(case sensitive)

Items of Business

1.   Electing Directors to serve until the next Annual Meeting of Shareholders;

2.   Appointing Auditors;

3.   Authorizing the Directors to establish the Auditors’ fee;

4.   Considering an advisory resolution on the Company’s approach to executive compensation;

5.   Approving an amendment to the Company’s Employee Common Share Purchase Plan; and

6.   Transacting such other business as may properly come before the meeting.

As we respond to the global COVID-19 pandemic, Emera is taking special actions to ensure Shareholders have options to participate in the meeting while protecting the safety of Shareholders, our team and the community.

Emera is subject to the Nova Scotia Companies Act annual general meeting requirements, as well as directives under the Nova Scotia Health Protection Act and Emergency Management Act regarding social distancing and limits on the size of gatherings (currently limited to no more than five people).

To address public health concerns and these requirements, Emera will hold its 2020 annual meeting of shareholders with the aid of virtual meeting technology described below. Given the management participants and IT support required to run the meeting, if these restrictions remain in place we will not be able to accommodate any other attendees in person.

Registered Shareholders and proxyholders will be able to participate in the meeting by webcast, and will be able to exercise voting rights electronically during the meeting. Emera encourages all participation in the Meeting to be through the virtual meeting tool that can be found at https://web.lumiagm.com/148086240, using password: emera2020 (case sensitive). Beneficial owners may listen to a live webcast of the meeting through https://web.lumiagm.com/148086240 but will only have the ability to vote virtually or ask questions through the live webcast if they are duly appointed and registered as proxyholders. Inside this management information circular, you will find further details and instructions about virtual participation.

As a Shareholder, it is important that you vote. Common Shareholders are encouraged to return their proxy or voting instruction form as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, Shareholders may choose to vote by telephone or on the internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 5:00 p.m. Atlantic Time on Wednesday, June 3, 2020, or if the meeting is adjourned, 5:00 p.m. Atlantic Time two business days prior to the reconvened meeting.

Should you have questions or comments, please contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

Stephen D. Aftanas

Corporate Secretary